Exhibit 99.1

July 9, 2024

Via secure electronic mail (djohnson@kslaw.com)

Dixie L. Johnson

King & Spalding LLP

1700 Pennsylvania Ave, NW

Washington, D.C. 20006-4707

Re:   In the Matter of Stacks Blockchain (SF-4470)

Dear Ms. Johnson:

We have concluded the investigation as to Stacks Blockchain. Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against Hiro Systems PBC, formerly known as Blockstack PBC. We are providing this notice under the guidelines set out in the final paragraph of Securities Act Release No. 5310, which states in part that the notice “must in no way be construed as indicating that the party has been exonerated or that no action may ultimately result from the staff’s investigation.” (The full text of Release No. 5310 can be found at: http://www.sec.gov/divisions/enforce/wells-release.pdf.)

Sincerely,

/s/ Amy Gwiazda
Amy Gwiazda
Assistant Director gwiazdaa@sec.gov